UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

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For the month of August 2009

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT

(Exact name of registrant as specified in its charter)

36-38, avenue Kléber

75116 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                            No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__

PRESS RELEASE Paris, August 6, 2009

2009 HALF YEAR RESULTS

Operating cash flow of €1,978 million, a decline of 4.9% at constant exchange rates as compared with the first half of 2008, thus an operating cash flow margin stable as compared with the full-year 2008 at 11.3%.

Stabilization of the net debt at €16.8 billion due to net investment reduction measures and despite the main disposals not yet having been booked.

Confirmation of 2009 objectives.

Results compared with the first half of 2008, a period in which the Group recorded very strong growth.
•	Consolidated revenue stable at €17,427 million (up 0.2% at constant exchange rates, a decline of 0.8% at current exchange rates).
•	Operating cash flow of €1,978 million (-4.9% at constant exchange rates and -7.1% at current exchange rates). Growth of 3.7% at constant exchange rates, excluding waste management activities. Decline of operating cash flow in waste management by 22.4% at constant exchange rates.
•	Net income attributable to equity holders of the parent of €220 million versus €501 million in the first half of 2008. This result includes the writedown of assets in the waste management business in Italy and the adjustment to market value of assets to be sold for a negative impact of approximately €100 million. It does not include the expected capital gains on the divestments committed to at June 30, 2009.
Cost-cutting measures and the reduction of net investments allow stabilization of net debt at €16.8 billion
•	Cost reductions of €146 million in the first half, under the company’s Efficiency Plan and adaptation plan for Veolia Environmental Services (waste management division).
•	Net investments of €1,133 million, a decline of 39% compared to the first half of 2008.
•	Disposal program consistent with expectations: €268 million booked at June 30, 2009 and a further €545 million committed to but not yet booked at an average 2008 EBITDA multiple of 11x.
•	Net debt stable compared to March 31, 2009 at €16.8 billion.
2009 objectives maintained
•	€180 million of recurring savings, in addition to the €100 million of savings under the adaptation plan for Veolia Environmental Services (waste management division).
•	Asset disposals of €1 billion.
•	Operating cash flow less net investments = ~€2 billion at constant exchange rates.
•	Positive free cash flow (1) after the dividend payment.

Veolia Environnement Chairman and Chief Executive Officer Henri Proglio stated: “During the first half we have met the objectives we set for the company. Veolia Environnement is weathering the economic downturn well and continuing its expansion. The company has taken a number of vigorous measures to improve its cash generation, an area in which we have already recorded the first effects. At the same time, we are pursuing our strategic development, as illustrated by the negotiations to merge Veolia Transport with Transdev. Overall, the actions taken and the strong support of all Veolia’s employees enable us to confirm our objectives for the full year 2009 and look to the future with confidence.”

(1)	See definition page 9.

EVOLUTION OF GROWTH AND DEVELOPMENT(1)

Consolidated revenue
At 6/30/09 (€ million)	At 6/30/08 (€ million)	Change 2009/2008	Of which internal growth	Of which external growth	Of which currency effect
17,426.9	17,565.7	-0.8%	-1.0%	+1.2%	-1.0%

At June 30, 2009, the company recorded consolidated revenue of €17,426.9 million versus €17,565.7 million at June 30, 2008, a slight decline of 0.8% compared to the first half of 2008. The change in recycled raw material prices accounts for 1% of the revenue decline. Three of the four business segments (representing nearly 75% of revenue) demonstrated good resilience to the current environment.

Revenue in waste management continued to decline in the second quarter (lower volumes and prices of recycled raw materials). Growth in engineering-construction and works in the Energy and Water divisions also began to slowdown at the end of the period. In addition, revenue in Energy was impacted by the decline in energy prices in the second quarter, particularly in France.

At constant scope and exchange rates, revenue declined by 1% in the first half of 2009. Revenue from Europe (outside France) in Water, as well as more favorable weather conditions and a rise in energy prices at Dalkia during the first few months of the year, did not completely offset the decline in revenue from waste management (decline of 10.3% at constant scope and exchange rates), mainly due to the economic slowdown.

External growth amounted to 1.2% (€219.3 million). The share of revenue generated outside France rose to €10,460.6 million or 60.0% of the total compared to 58.5% of the restated figure at June 30, 2008.

The negative impact of foreign exchange linked to the evolution of the average exchange rates in the first half of 2009 as compared with the first half of 2008 was €180.1 million. This was essentially due to the depreciation against the euro of the pound sterling for a negative impact of €172.7 million, the Central European currencies (mainly in the Czech Republic and Poland) for a negative impact of €135.4 million and the currencies of Northern Europe (mainly Norway and Sweden) for a negative impact of €78.1 million. These were partially offset by a stronger US dollar against the euro (with a positive impact of €210.6 million).

OPERATING PERFORMANCE

Operating cash flow amounted to €1,977.5 million at June 30, 2009 compared with €2,127.8 million at June 30, 2008, a decline of 7.1% at current exchange rates and 4.9% at constant exchange rates. This decline was due to lower performance in the waste management business, despite the cost-cutting efforts across its global operations due to the economic downturn and the decline in sales. At the Group level, this decline was limited by:

•	a greater resilience of the other businesses to the economic downturn;
•	the implementation of the “Efficiency 2010” plan, with an impact of €101 million at June 30, 2009.

(1)	To ensure the comparability of the periods, the accounts at June 30, 2008 have been restated:
•

by the amount of income from the disposals of Clemessy and Crystal in the Energy division in December 2008, according to IFRS 5 which is presented in the income statement in the line item “net income from discontinued operations”;

•

by the reclassification into discontinued operations of the Freight operations in the Transport division and the Waste-to-Energy operations in the Waste division in the United States; in the balance sheet, assets and liabilities of these two cash-generating units are reclassified under the line item “assets and liabilities classified as held for sale.”

The total negative currency impact of €46.3 on operating cash flow was mainly due to the depreciation against the euro of the pound sterling (€29.0 million), primarily in the Water and Environmental Services divisions, and the currencies in Central Europe (€31.5 million), particularly in the Energy division. This was partially offset by a stronger US dollar against the euro (€21.1 million), mainly in the Environmental Services division.

Operating income amounted to €1,000.8 million at June 30, 2009, compared to €1,292.2 million at June 30, 2008. This takes into account the variation in the operating cash flow, a writedown of operating financial assets in Italy in the waste management business for €35 million, as well as a negative impact of €32 million as compared to June 30, 2008, due to the reduction in the discount rate on provisions for site remediation.

Recurring operating income amounted to €1,000.8 million versus €1,287.2 million at June 30, 2008.

NET INCOME

The cost of net financial debt was €378.8 million compared to €423.5 million at June 30, 2008.

The decline in the cost of net financial debt was due to lower variable exchange rates on borrowings, particularly those denominated in euros and pounds sterling, partially offset by the increase in the average financial debt and the lengthening of debt maturities. The financing rate (defined as the cost of net financial debt excluding variations in the fair value of instruments not qualifying as hedges, divided by the monthly average net financial debt over the period) decreased from 5.41% in the first half of 2008 to 4.47% in the first half of 2009.

At June 30, 2009, the Group recorded a net tax expense of €196.8 million versus €221.7 million at June 30, 2008. The lower tax expense at June 30, 2009 was mainly due to the decline in income (in the waste management division). The apparent tax rate was 33.2% in the first half of 2009, compared to 25.7% in the first half of 2008. The increased tax rate was mainly due to losses not generating tax savings (in Italy, Germany and China).

Net income from discontinued operations at June 30, 2008 was €0.4 million as compared to a net loss from discontinued operations of €56.4 million at June 30, 2009. The net result from discontinued operations at June 30, 2009 was mainly affected by an adjustment to fair value of the Freight business (Veolia Cargo) in the Transportation sector. It also includes the results of the Waste-to-Energy incineration business in the United States in Environmental Services.

Net income attributable to equity holders of the parent amounted to €220.3 million at June 30, 2009 compared to €500.5 million at June 30, 2008. Recurring net income attributable to equity holders of the parent at June 30, 2009 was €276.5 million, compared to €497.9 million at June 30, 2008, which has been restated for discontinued operations.

CASH FLOW

Total cash flow from operations amounted to €1,984.3 million at June 30, 2009, including €1,977.5 million of operating cash flow (versus a restated amount of €2,127.8 million at June 30, 2008).

The Group disposed of industrial assets and entered into new partnerships to strengthen its ability to develop in specific regions. The total contribution from the disposals and these partnerships amounted to €268 million.

In addition to borrowing costs and taxes, the Group’s cash resources covered the dividend payment for the 2008 fiscal year, all its maintenance capital expenditures (€858 million), growth and development investments related to its existing operations (€360 million), new operating financial assets (€127 million) net of repayment of operating financial assets (€263 million), as well as variations in its working capital. In addition, the Group continued to develop its businesses and invested €319 million in new projects, particularly BOT projects in waste management in the United Kingdom and in the Water division in Asia.

After these investments, net financial debt amounted to €16,827 million at June 30, 2009, as compared with €16,528 million at December 31, 2008. Refinancing transactions (a bond issue in excess of €2 billion in the first half of 2009) allowed the Group to maintain an average debt maturity of approximately 9.5 years. Liquidity, net of short-term debt, has risen sharply to €6 billion from €3.9 billion at December 31, 2008.

OUTLOOK

In the current economic environment, Veolia Environnement’s priority for 2009 is to generate positive free cash flow after the payment of the dividend.

To attain this objective, the Group expects net investments of no more than €2 billion in 2009, including an asset disposal plan, confirmed at June 30, 2009, of €1 billion for fiscal year 2009. To date, the Group is engaged in advanced negotiations to dispose of certain assets in the waste management division in the US and France and in the freight business of Veolia Transport. The objective is to finalize these divestments by the end of 2009.

Additionally, the Group has entered into exclusive discussions with the Caisse des Dépôts with the aim of merging Veolia Transport with the company Transdev. This merger project remains subject to the conclusion of a definitive agreement which is itself dependent on regulatory approvals.

The operating and financial performance during the first half of the year and the advancement of the disposal program allow the Group to confirm its objectives set for 2009: to generate positive free cash flow after the payment of the dividend for fiscal year 2008 and to generate operating cash flow less net investments of around €2 billion at constant exchange rates.

Important Disclaimer

Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to: the risk of suffering reduced profits or losses as a result of intense competition, the risk that changes in energy prices and taxes may reduce Veolia Environnement’s profits, the risk that governmental authorities could terminate or modify some of Veolia Environnement’s contracts, the risk that acquisitions may not provide the benefits that Veolia Environnement hopes to achieve, the risks related to customary provisions of divesture transactions, the risk that Veolia Environnement’s compliance with environmental laws may become more costly in the future, the risk that currency exchange rate fluctuations may negatively affect Veolia Environnement’s financial results and the price of its shares, the risk that Veolia Environnement may incur environmental liability in connection with its past, present and future operations, as well as the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

Analyst and institutional investor contact: Nathalie Pinon +33 1 71 75 01 67

US Investors contact Brian Sullivan – Tel +1 312-552-2847

Press release also available on our web site: http://www.veolia-finance.com

APPENDICES

RESULTS BY DIVISION

WATER

Revenue
At 6/30/2009 (€m)	At 6/30/2008 (€m)	% change 2009/2008	Of which internal growth	Of which external growth	Of which currency effect
6,234.8	5,987.7	+4.1%	+3.0%	+0.7%	+0.4%

•	In France, revenue declined by 0.2%, excluding changes in scope and currency impacts, due to a slight fall in volumes produced (-1%) and zero growth in engineering works.

•

Outside France, excluding Veolia Water Solutions & Technologies, revenue rose by 2.7% (1.5% at constant scope and exchange rates). Slower growth was essentially due to the end of construction for several BOT (Build Operate & Transfer) and DBO (Design Build & Operate) contracts. In Europe, growth of 0.9% at constant scope and exchange rates included strong revenue in Germany, which offset the end of construction for a BOT contract in the UK and a slight decline in volumes. At constant scope and exchange rates, revenue in the Asia-Pacific region was up by 1.5% (10.9% at current exchange rates). Revenue was up by nearly 14% in Asia, mainly due to an increase in engineering works and contract extensions in a number of Chinese cities as the construction for the Gold Coast contract (a desalination contract in Australia) came to conclusion. In North America, revenue grew by 9.5% at constant scope and exchange rates, mainly because of a larger volume of engineering works and the start-up of the new Milwaukee contract.

•

Veolia Water Solutions & Technologies posted revenue of €1,224.5 million, an increase of 12.7% at constant scope and exchange rates, driven by work on Design and Build contracts, mainly in the municipal sector and particularly in the Middle East. Revenue was nevertheless affected by slower growth due to the current economic downturn.

Operating cash flow was €910.4 million at June 30, 2009 versus €904.1 million at June 30, 2008, an increase of 2.7% at constant exchange rates.

Recurring operating income was €596.4 million at June 30, 2009, compared to €597.0 million at June 30, 2008, an increase of 3.4% at constant exchange rates.

In France, operating cash flow was relatively flat despite lower volumes compared to 2008 and a slowdown in engineering works in the current economic downturn, largely due to further productivity improvements.

Outside France, the operating cash flow increase was most pronounced in Asia, driven by lower structural and business development costs. In Europe, improvements were largely linked to the strong contribution from Germany. Operating cash flow at Veolia Water Solutions & Technologies declined due to a slowdown in the business and lower margins on contracts for industrial clients (particularly sales of solutions).

The impact of the Efficiency Plan was €36.6 million at June 30,2009.

The operating margin (ratio of operating cash flow to revenue) declined from 15.1% at June 30, 2008 to 14.6% at June 30, 2009.

ENVIRONMENTAL SERVICES (WASTE MANAGEMENT)

Revenue
At 6/30/09 (€m)	At 6/30/08 (€m)	% change 2009/2008	Of which internal growth	Of which external growth	Of which currency effect
4,502.4	5,014.9	-10.2%	-10.3%	+1.4%	-1.3%

The economic downturn is affecting the volume of solid and hazardous waste collected and processed from industrial and, to a lesser extent, municipal clients. This decline in volumes is offset only marginally by positive price effects in some segments and in some regions. The revenue of the recycling business is in sharp decline, with prices of recycled materials substantially lower in the first half of 2009 than in the same period of 2008.

Compared to the same period of last year, the stronger decrease in revenue during the second quarter year-over-year than in the first quarter year-over-year was due mainly to the relative drop in the sale of recycled materials – paper and metals – (despite volumes being sequentially higher in the second quarter as compared with the first quarter of 2009). In the second quarter of 2008, pricing for recycled materials was also particularly high as compared with the second quarter of 2009. This decrease is also due to the decline in industrial services (despite being up in the first quarter), particularly in the UK, Germany and in the United States.

•	In France, revenue decreased by 13.1% at constant scope on account of the decline in volumes due to the economic slowdown and the fall in prices of recycled materials.

•

Outside France, internal growth declined by 9.0%. Most regions were affected by the economic downturn. In Germany, revenue was down by 18.3% in particular due to the decrease in volumes and prices in the paper business, lower industrial waste volumes and the decline in some sectors, such as industrial cleaning. In North America, revenue decreased by 10.5% at constant scope and exchange rates with a decline in volumes processed in all businesses. In Asia-Pacific, revenue was down by 9.8% at constant scope and exchange rates, with a decline in industrial services and industrial waste in particular. In the UK, revenue was relatively flat at constant scope and exchange rates as the multi-annual municipal waste management contracts and the ramp-up of integrated contracts offset the decline in industrial waste and landfill volumes.

Operating cash flow was €539.7 million at June 30, 2009 compared to €702.6 at June 30, 2008, a decrease of 22.4% at constant exchange rates.

Recurring operating income amounted to €134.3 million at June 30, 2009 versus €397.5 million at June 30, 2008, a decline of 65.4% at constant exchange rates.

The current economic situation, characterized by a decline in the volumes of mainly industrial and hazardous waste processed and the fall in prices of recycled materials (paper and metals) compared to the first half of 2008, has had a significant impact on the operating performance of the Division in all its main markets (France, United Kingdom, Germany, Australia and United States). The first positive effects of the adaptation plan (€45 million impact in the first half of 2009), the Efficiency Plan (€25 million in the first half of 2009) and the favorable impact of the fall in fuel prices have only partially offset the impact of the economic downturn.

Operating income also included a €35 million impairment charge on assets in Italy, as a result of a business plan review in connection with ongoing contractual negotiations. Operating income is also negatively impacted by €32 million, as compared to June 30, 2008, by a reduction in the discount rate applied to provisions for site remediation – a swing from a €16 million positive impact in the first half of 2008 to a €16 million negative impact in the first half of 2009.

The operating margin (ratio of operating cash flow to revenue) declined from 14.0% at June 30, 2008 to 12.0% at June 30, 2009.

ENERGY SERVICES

Revenue
At 6/30/09 (€m)	At 6/30/08 (€m)	% change 2009/2008	Of which internal growth	Of which external growth	Of which currency effect
3,717.0	3,676.2	+1.1%	+2.3%	+1.4%	-2.6%

•

Revenue increased by 1.1%, mainly as a result of higher energy prices in the first quarter (+€57 million), more favorable weather conditions in the first half, particularly in France (+€48.3 million), and continued business development, particularly outside France, despite a decline in engineering works. The negative currency impact of €97 million was mainly due to the weakness of Eastern European currencies.

•

In France, revenue was down by 2.6% on account of the decline in engineering works in some regions as well as the negative impact of energy prices in the second quarter, in spite of slightly more favorable weather than in the first half of 2008.

•

Outside France, overall growth in revenue amounted to 4.7% (7.1% at constant scope and exchange rates) due to higher energy prices, particularly in Central Europe, more favorable weather conditions and continued business development.

•

External growth of 1.4% was mainly due to the acquisition of a cogeneration plant (Digismart) in Estonia in the first quarter of 2009, the acquisition of Praterm in Poland during the first quarter of 2008 as well as smaller acquisitions completed in 2008.

Operating cash flow reached €414.2 million at June 30, 2009, versus €423.6 million at June 30, 2008, an increase of 2.4% at constant exchange rates.

Recurring operating income amounted to €248.4 million at June 30, 2009 versus €283.8 million at June 30, 2008, a decrease of 7.2% at constant exchange rates.

Operating cash flow benefited from higher energy prices in Central Europe, slightly more favorable weather conditions and the impact of the Efficiency Plan (€21 million at June 30, 2009). Sales of CO2 quotas made a lower contribution than in the first half of 2008 and the decline in engineering works had a negative impact on some business units, particularly in Italy.

The operating margin (ratio of operating cash flow to revenue) decreased from 11.5% at June 30, 2008 to 11.1% at June 30, 2009.

TRANSPORTATION

Revenue
At 6/30/09 (€m)	At 6/30/08 (€m)	% change 2009/2008	Of which internal growth	Of which external growth	Of which currency effect
2,972.7	2,886.9	+3.0%	+2.4%	+2.0%	-1.4%

•

Revenue in France advanced by 1.7% at constant scope, driven by upward price adjustments, new contracts (Epernay, Royan, La Rochelle...), including those in airport related transportation, and the full year effect of acquisitions made in 2008, despite the conclusion of the Bordeaux contract on May 1st, 2009 and lower passenger traffic at SNCM.

•

Outside France, revenue was up by 2.3% (+2.8% at constant scope and exchange rates), reflecting the full impact of business development in North America and revenue growth in Australia at constant exchange rates.

•	External growth of 2.0% was due to recent acquisitions in Asia (Hong Kong and Nanjing Zhongbei tramways in China) in addition to acquisitions in France and the United States.

Operating cash flow amounted to €159.9 million at June 30, 2009 versus €142.3 million at June 30, 2008, an increase of 14.5% at constant exchange rates.

Recurring operating income was €77.7 million at June 30, 2009 compared to €62.2 million at June 30, 2008, a rise of 26.4% at constant exchange rates.

Higher operating cash flow was due to improved profitability of some insufficiently profitable contracts, productivity gains and the resilience of the business, particularly in France and Northern Europe.

The net gains in hedges against the fall in fuel prices were estimated at €2 million at June 30, 2009, compared to June 30, 2008. The Efficiency Plan had an impact of €15 million at June 30, 2009.

The operating margin (ratio of operating cash flow to revenue) increased from 4.9% at June 30, 2008 to 5.4% at June 30, 2009.

DEFINITION OF FREE CASH FLOW

Opening net financial debt

Total cash flow from operations

+ Repayment of operating financial assets

= Cash generated

- Changes in operating WCR

- Investments net of disposals

- Dividends received (equity affiliates and minority holdings)

- Change in receivables and other financial assets

+ Capital increase

- Dividends paid

- Tax paid

- Net interest expenses

= Free cash flow

+/- Other changes (including currency impacts)

Closing net financial debt

DEFINITION OF OPERATING CASH FLOW – NET INVESTMENTS

Operating cash flow – net investments

=

Operating cash flow including operating cash flow from discontinued operations

-

(Gross investments – (divestments + repayment of operating financial assets + capital increases subscribed by minority interests))

CONSOLIDATED BALANCE SHEET (€m)

CONSOLIDATED BALANCE SHEET: ASSETS	6/30/2009	12/31/2008
Goodwill	6,805.6	6,723.3
Intangible assets linked to concessions	3,703.9	3,637.7
Other intangible assets	1,522.5	1,535.2
Tangible assets (property, plant and equipment)	9,536.9	9,427.1
Investments in associates	319.9	311.6
Non-consolidated investments	160.4	202.8
Non-current operating financial assets	5,266.9	5,298.9
Non-current derivative instruments – Assets	334.0	508.4
Other non-current financial assets	753.8	817.3
Deferred tax – Asset	1,555.9	1,579.5
Non-current assets	29,959.8	30,041.8
Inventories and work in progress	1,055.8	1,022.0
Operating receivables	12,270.7	13,093.2
Current operating financial assets	399.5	452.3
Other current financial receivables	309.1	321.4
Current derivative instruments – Assets	47.4	142.8
Cash and cash equivalents	4,957.9	3,849.6
Assets classified as held for sale(1)	696.6	203.0
Current assets	19,737.0	19,084.3
TOTAL ASSETS	49,696.8	49,126.1

CONSOLIDATED BALANCE SHEET: LIABILITIES (€m)
Share capital	2,463.5	2,362.9
Additional paid-in capital	9,418.9	9,197.5
Reserves and retained earnings attributable to equity holders of the parent	(4,749.9)	(4,559.2)
Total equity attributable to equity holders of the parent	7,132.5	7,001.2
Minority interests	2,581.5	2,530.5
Equity	9,714,0	9,531,7
Non-current provisions	2,284.2	2,160.2
Non-current financial debt	18,343.8	17,063.9
Non-current derivative instruments - Liabilities	135.4	159.9
Deferred tax liabilities	1,985.3	1,936.0
Non-current liabilities	22,748.7	21,320.0
Operating payables	12,516.8	13,591.8
Current provisions	683.9	773.1
Current financial debt	3,041.2	3,219.7
Current derivative instruments - Liabilities	73.0	125.9
Bank overdrafts and other cash positions	619.8	465.7
Liabilities classified as held for sale (1)	299.4	98.2
Current liabilities	17,234.1	18,274.4
TOTAL LIABILITIES	49,696.8	49,126.1

(1)

The main assets and liabilities held for sale in June 2009 were a Waste-to-Energy business in the United States (Montenay International) and the freight business (Veolia Cargo) in the Transport division (mainly in France, Germany and the Netherlands), as well as the assets of Veolia Propreté Nettoyage et Multiservices (VPNM) in Veolia Environmental Services and a number of subsidiaries in France held jointly with Veolia Water. At December 31, 2008, this item comprised a number of subsidiaries in France held jointly in the Water division.

CONSOLIDATED INCOME STATEMENT

(€m)	At 6/30/09	At 6/30/08 (1)	At 12/31/08 (1)
Revenue	17, 426.9	17,565.7	35,846.3
of which revenue from operating financial assets	196.5	180.2	397.9
Cost of sales	(14,499.7)	(14,402.1) (2)	(30,115.0)
Selling costs	(302.7)	(306.9)	(621.4)
General and administrative costs	(1,639.3)	(1,577.0) (2)	(3,225.6)
Other operating revenue and expenses	15.6	12.5	49.4
Operating income	1,000.8	1,292.2	1,933.7
Finance costs	(425.8)	(498.2)	(1,155.4)
Finance income	47.0	74.7	239.9
Other financial income and expenses	(29.2)	(5.7)	(38.2)
Income tax expense	(196.8)	(221.7)	(460.0)
Share of net income of associates	6.6	9.0	18.3
Net income from continuing operations	402.6	650.3	538.3
Net income from discontinued operations	(56.4)	0.4	170.9
Net income (before minority interests)	346.2	650.7	709.2
Minority interests	125.9	150.2	304.1
Net income attributable to equity holders of the parent	220.3	500.5	405.1

(€)
Net income per share attributable to equity holders of the parent (3)
Diluted	0.47	1.08	0.87
Non-diluted	0.47	1.08	0.88
Net income per share from continuing activities attributable to equity holders of the parent (3)
Diluted	0.60	1.08	0.64
Non-diluted	0.60	1.09	0.65

(1) In compliance with IFRS 5: “Non-current assets held for sale and discontinued operations”, in the income statement:

•	the Clemessy and Crystal business unit in the Energy division, sold in December 2008
•

and the incineration business in the United States in Veolia Environmental Services (Montenay International) and the freight business of Veolia Transport (mainly in France, Germany and the Netherlands) in the process of being sold at June 30, 2009 have been consolidated under a separate item “Net income from discontinued operations” at December 31, 2008 and at June 30, 2008

(2) In connection with ongoing measures to improve productivity, the company has reclassified at December 31, 2008 a number of costs between cost of sales and S,G&A. This restatement has no impact on operating income.

(3) In compliance with IAS 33, the average weighted number of shares in circulation used for the calculation of the net income per share for 2008 has been adjusted following the payment of the 2008 dividend in shares in June 2009. The adjusted numbers are 462.0 million at June 30, 2008 and 462.2 million at December 31, 2008, respectively.

The average weighted number of outstanding diluted and non-diluted shares at June 30, 2009 was 464.2 million.

CONSOLIDATED CASH FLOW STATEMENT

(€m)	At 6/30/09	At 6/30/08	At 12/31/08
Net income attributable to equity holders of the parent	220.3	500.5	405.1
Minority interests	125.9	150.2	304.1
Operating depreciation, amortization, provisions & impairment losses	1,103.4	917.3	2,301.6
Financial amortization & impairment losses	(2.0)	2.9	19.5
Gains (losses) on disposals and dilution	(39.2)	(39.3)	(288.2)
Share of net income of associates	(6.4)	(9.0)	(18.5)
Dividends received	(6.5)	(6.5)	(8.4)
Finance costs and finance income	381.5	426.3	922.8
Income tax expense	198.1	226.5	470.9
Other items (including IFRS2)	9.2	(5.7)	69.5
Cash flow from operations before changes in working capital	1,984.3	2,163.2	4,178.4
Change in net working capital requirements	(114.2)	(249.1)	(80.9)
Income taxes paid	(217.9)	(168.0)	(347.5)
Net cash from operating activities	1,652.2	1,746.1	3,750.0
Capital expenditures (industrial)	(1,167.8)	(1,235.9)	(2,780.6)
Proceeds on disposals of intangible assets and property, plant and equipment (industrial)	137.3	196.6	329.8
Purchases of investments	(124.3)	(542.3)	(800.7)
Proceeds on disposal of financial assets	57.6	46.7	361.1
Operating financial assets:	-		-
New operating financial assets	(239.5)	(203.0)	(507.0)
Principal payments on operating financial assets	263.1	193.7	358.2
Dividends received	9.0	9.4	15.8
New non-current loans granted	(21.3)	(133.2)	(252.7)
Principal payments on non-current loans	41.2	18.9	30.0
Net decrease (increase) in current loans	41.7	7.9	(89.0)
Net cash used in investing activities	(1,003.0)	(1,641.2)	(3335.1)
Net increase (decrease) in current borrowings	(638.5)	(1,571.9)	(1,437.0)
New non-current borrowings and other debt	2,914.9	2,310.9	3,590.2
Principal payments on non-current borrowings and other debt	(1,183.2)	(141.7)	(184.8)
Capital increase	57.0	28.5	51.0
Capital reduction		(131.0)	(131.0)
Purchase (proceeds) of treasury shares	1.9	(1.8)	3.2
Dividends paid	(402.2)	(726.9)	(754.4)
Interest paid	(431.1)	(472.0)	(847.6)
Cash flow from (used in) financing activities	318.8	(705.9)	289.6
Opening cash at the beginning of the period	3,383.9	2,656.2	2,656.2
Effect of foreign exchange rate changes and other	(13.8)	17.8	23.2
Closing cash at the end of the period	4,338.1	2,073.0	3,383.9
Cash and cash equivalents	4,957.9	2,771.5	3,849.6
Bank overdrafts and other cash position items	619.8	698.5	465.7
Closing cash at the end of the period	4,338.1	2,073.0	3,383.9

2009 HALF YEAR RESULTS

Thursday, August 6, 2009 at 8.30 (CET)

Telephone numbers:

+33 (0)1 70 99 42 81

or

+44 (0)20 7138 0829

Available from August 6 to 13, 2009

Telephone number (France)	+33 (0)1 71 23 02 48
Telephone number (UK)	+44 (0)20 7806 1970
Telephone number (USA)	+1 718 354 1112

French version: code 9244444#

English version: code 9795643#

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 6, 2009

VEOLIA ENVIRONNEMENT
By:	/s/ Alain Tchernonog
Name: Alain Tchernonog Title: General Secretary